

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 9, 2017

Via E-mail
Robb L. Voyles
Interim Chief Financial Officer
Halliburton Company
3000 North Sam Houston Parkway East
Houston, Texas 77032

Re: **Halliburton Company**
        Form 10-K for Fiscal Year Ended December 31, 2016
        Filed February 7, 2017
        File No. 1-03492

Dear Mr. Voyles:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations in 2016 Compared to 2015, page 28

1.   The response to prior year comment 2 in your letter dated June 6, 2016 regarding disclosure in your Form 10-K for the fiscal year ended December 31, 2015 stated that you would expand the discussion of increases or decreases in revenue and operating income to distinguish between causal factors. However, the analysis of your operating results does not appear to quantify the effect of each factor identified as the cause of a material change to the amounts presented as part of your financial statements. Revise to provide

disclosure consistent with your prior letter. Refer to Item 303(a)(3) of Regulation S-K and section III.B. of SEC Release No. 33-8350.

Critical Accounting Estimates, page 34

Value of Long-Lived Assets, Including Intangible Assets and Goodwill, page 35

2.   In 2016, you recorded impairment charges on long-lived assets totaling approximately $2.6 billion due to projected declines in asset utilization. Disclosure in your filing states that the fair value of your long-lived assets was based on a discounted cash flow analysis, which required the use of significant unobservable inputs. Revise to provide additional detail describing the types of long-lived assets for which the carrying value was not deemed to be recoverable. Your revised disclosure should discuss the degree of uncertainty associated with the key assumptions used in determining the fair value of your long-lived assets (i.e., revenue growth rates, expected profitability margins, discount rates, etc) and address potential events and/or changes in circumstances that could reasonably be expected to negatively affect these key assumptions. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release 33-8350.

3.   Tell us how your impairment tests on long-lived assets considered the political and economic turmoil in Venezuela and your decision to begin curtailing activity there during the first quarter of 2016. For example, explain how these factors impacted the material assumptions used in your impairment tests. Include information in your response quantifying the dollar amounts of your long-lived assets in Venezuela.

Allowance for Bad Debts, page 37

4.   We note the disclosure in your Form 10-K regarding delays in the collection of payments on your outstanding trade receivables in Venezuela which has led you to classify a portion of these receivables within "Other assets." We also note risk factor disclosure stating that you could be adversely affected by any delays in receiving payment on your receivables from your primary customer in Venezuela or their failure to pay a significant amount of your outstanding receivables. Revise to provide additional disclosure describing the process through which you analyze the collectability of these receivables, including your consideration of factors such as delays in collection, existing economic conditions in Venezuela, and the curtailment of your operations there. Include appropriate context such as a reasonably detailed discussion of the original payment terms and any changes made to the payment terms. In addition, provide us with an aging of your accounts receivable as of March 31, 2017 related to your operations in Venezuela that distinguishes between current and overdue accounts receivable and indicates the extent of delinquency in reasonable increments of time for overdue items.

Robb L. Voyles
Halliburton Company
May 9, 2017
Page 3

Notes to Consolidated Financial Statements

Note 10 – Income Taxes, page 60

5. We note that a deferred tax liability was recognized in 2016 for undistributed foreign earnings as a portion of your cumulative undistributed foreign earnings outside of the United States will no longer be permanently invested. Tell us how the analysis of the financial requirements of your United States companies and foreign subsidiaries and the overall capital structure of your global organization led you to determine that undistributed earnings of certain foreign subsidiaries would no longer be permanently reinvested outside the United States. With your response, provide us with a discussion of the specific plans you have for reinvestment of material components of the undistributed earnings of foreign subsidiaries you intend to permanently reinvest outside the United States. Refer to FASB ASC 740-30-25-17.

6. You state that it is not practicable to estimate the additional amount of unrecognized deferred tax liability related to undistributed earnings of foreign subsidiaries permanently reinvested outside the United States. Explain your basis for this assertion, especially considering the deferred tax liability recognized in 2016 for undistributed foreign earnings that will no longer be permanently reinvested. Refer to FASB ASC 740-30-50-2.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources